March 1, 2013

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentleman:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of the LoCorr Investment Trust’s inability to timely file its annual report on Form NSAR for the year ended December 31, 2012, the factors described in part III of the form make impractical the submission of our report as of a date which will permit timely filing of the 2012 annual report to the Commission.

Additional time is needed to complete the audit of the Registrant’s financial statements. The additional time needed relates to the testing of the valuation of certain securities in the Registrant’s portfolio.

COHEN FUND AUDIT SERVICES, LTD.
Certified Public Accountants